Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-197576
October 22, 2015

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S.$1,000,000,000 1.000% United States Dollar Bonds due 2018

Final Term Sheet

October 22, 2015

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	1.000% United States Dollar Bonds due 2018

Expected Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered

Size:	U.S.$1,000,000,000

Trade Date:	October 22, 2015

Settlement Date:	October 29, 2015 (T+5)

Maturity Date:	November 1, 2018

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing with a long first coupon payable on May 1, 2016. Interest will accrue from October 29, 2015.

First Interest Payment Date:	May 1, 2016

Benchmark Treasury:	UST 0.875% due October 15, 2018

Benchmark Treasury Price and Yield:	99-30 3⁄4 / 0.888% Semi-annual

Spread to Benchmark Treasury:	+18.15 bps

Yield to Maturity:	1.070%

Coupon:	1.000%, accruing from October 29, 2015

Price:	99.795% plus accrued interest, if any, from October 29, 2015

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	BNP Paribas Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch Scotia Capital (USA) Inc.

Co-managers:

Barclays Bank PLC

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Crédit Agricole Corporate & Investment Bank

Credit Suisse Securities (Europe) Limited

Goldman Sachs International

HSBC Securities (USA) Inc.

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho International plc

Morgan Stanley & Co. International plc

RBC Capital Markets, LLC

Skandinaviska Enskilda Banken AB (publ)

TD Securities (USA) LLC

Billing and Delivering:	Scotia Capital (USA) Inc.

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B FX5

ISIN:	US30216BFX55

Reference Document:	Prospectus Supplement, subject to completion, dated October 22, 2015 and Prospectus dated August 5, 2014. http://www.sec.gov/Archives/edgar/data/276328/000119312515350157/d83987d424b2.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 854-5674 for BNP Paribas, 1 (800) 503-4611 for Deutsche Bank AG, London Branch or 1 (800) 372-3930 for Scotia Capital (USA) Inc.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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